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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 03 2015
201

SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2014__ AND ENDING __December 31, 2014__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Keel Point Capital, LLC*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Church Street, Suite 500
                                (No. and Street)

Huntsville   AL   35801
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan L. Bagwell   256-704-5111
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
                    (Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200   Houston   TX   77092
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Alan L. Bagwell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Blue Creek Securities, LLC_____ , as of _____December 31_____ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO/FINOP
Title

_____
Notary Public

MY COMMISSION EXPIRES MAY 15, 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUE CREEK SECURITIES, LLC

December 31, 2014

Financial Statements



BLUE CREEK SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of BLUE CREEK SECURITIES, LLC

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, LLC. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BLUE CREEK SECURITIES, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BLUE CREEK SECURITIES, LLC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of BLUE CREEK SECURITIES, LLC.'s financial statements. The supplemental information is the responsibility of BLUE CREEK SECURITIES, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we

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evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, PC

Houston, Texas

FEBRUARY 24, 2015

BLUE CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current Assets		
Cash	$	874,557
Cash held with clearing broker		11,238
Intercompany receivable		289,386
Accounts receivable		10,666
Deposits with clearing broker		50,000
Other current assets		10,994
Total current assets		1,246,841
TOTAL ASSETS	$	1,246,841

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	25,024
MEMBER'S EQUITY		1,221,817
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,246,841

The accompanying notes are an integral
part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Commission and fee income	$	685,894
Dividends and interest		7,436
Total revenues		693,330
Expenses		
Salaries and employee benefits		273,061
Office and other operating expenses		221,080
Total operating expenses		494,141
Net Income	$	199,189

The accompanying notes are an integral
part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
Balance, beginning of the year	$ 1,240,628
Distribution	(218,000)
Net income	199,189
Balance, end of year	$ 1,221,817

The accompanying notes are an integral
part of the financial statements.

-7-

BLUE CREEK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 199,189

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:

Increase (decrease) in cash related to changes in assets:	
Cash held with clearing broker	3,813
Accounts receivable	(972)
Other current assets	4,044
Decrease in cash related to changes in liabilities:	
Accounts payable and accrued expenses	11,921
NET CASH PROVIDED BY OPERATING ACTIVITIES	217,995

CASH FLOWS USED IN INVESTING ACTIVITIES	
Distribution to Member	(218,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Note from Related Party	210,000
Advances from Blue Creek Investment Partners, LLC	39,662
CASH FLOWS USED IN FINANCING ACTIVITIES	249,662
NET INCREASE IN CASH AND CASH EQUIVALENTS	249,657
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR*	624,900
CASH AND CASH EQUIVALENTS, END OF YEAR*	$ 874,557
CASH PAID FOR INTEREST	$ -
CASH PAID FOR TAXES	$ -

* Amounts do not include cash held with clearing broker.

The accompanying notes are an integral
part of the financial statements.

-8-

BLUE CREEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, LLC (the "Company") is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of and is subject to regulations by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Keel Point Partners, LLC ("Keel Point").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

At times, the Company maintains cash in bank deposits that, at times, exceed federally insured limits. The Company did not experience any losses and does not anticipate any losses associated with these accounts.

Accounts Receivable

During the year, the Company earned commissions for certain variable annuities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $50,000 at December 31, 2014. Should NFS suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2014, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2014 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

BLUE CREEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a trade date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Fair Value of Financial Instruments

The Company accounts for all financial assets and liabilities ASC 820-10, "Fair Value Measurements." ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2014.

NOTE 2:   RELATED PARTY TRANSACTIONS

In July 2010, the Company granted an unsecured promissory note to Blue Creek Properties, LLC, ("Properties") a related party, in the amount of $210,000 with an interest rate of 2.33%.   Interest only payments are due quarterly to the Company until July 8, 2015, the maturity date of the note. Properties has the option to pay down the loan at any time.   The balance of the note is $0 as of December 31, 2014. The Company recognized interest income on the note in the amount of $4,743 for the year ended December 31, 2014.

The Company serves as a securities broker for its parent, Blue Creek, an investment advisor registered with the Securities and Exchange Commission.   The Company relies on Blue Creek's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Blue Creek's managed portfolios.   The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios and mutual funds. As of December 31, 2014, the Company has unsecured advances due from Blue Creek in the amount of $289,386.

The Company shares office rent, salaries and certain other expenses with Blue Creek.   Such expenses are allocated on an historic ratio of revenues of each company. Total expenses allocated to the Company from Blue Creek aggregated approximately $335,419. Management believes the terms of these transactions are no different than what could be obtained from an unrelated party.

BLUE CREEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $921,213, which was $871,213 in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness was .03 to 1 at December 31, 2014. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in the statement of omitted supplemental data in the supplemental information.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has no recorded liabilities with regard to the right. During 2014, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 5:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2014.

NOTE 6:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2014, and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. The Company files consolidated income tax returns with Blue Creek. As of December 31, 2014 the federal and state tax years subject to examination generally include all years from 2011 and beyond. As of December 31, 2014, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7:   SUBSEQUENT EVENTS

The Company's, sole owner Blue Creek Investment Partners, LLC entered into a contribution and exchange agreement with Keel Point, LLC as of December 31, 2014. Blue Creek Investment Partners, LLC distributed limited liability company interest units (subsidiary units) in Blue Creek Securities, LLC to Keel Point, LLC in exchange for Keel Point, LLC units. The Company became a wholly owned subsidiary of Keel Point Partners, LLC on January 1, 2015. Additionally, on January 3, 2015 the Company changed its legal name to Keel Point Capital, LLC. The Company's change of ownership and control was approved by FINRA on December 16, 2014.

SUPPLEMENTAL

INFORMATION

BLUE CREEK SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2014

Net capital computation:

Member's equity	$1,221,817
Deduct:	
Non-allowable assets	(300,380)
Net capital before haircuts on marketable securities positions	921,437
Haircuts on marketable securities	(224)
Net Capital	$ 921,213

Net capital required based on leverage:

Total liabilities – aggregate indebtedness	$ 25,024
Total capital required based on 6 2/3% of liabilities	$ 1,669

Under its current agreement with the FINRA, BLUE CREEK SECURITIES, LLC (the "Company") is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2014.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because BLUE CREEK SECURITIES, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2014 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2014.



BlueCreek
SECURITIES

February 11, 2015

Exemption Report

Customer Protection Rule:

The company is required by the (k) (2) (ii) exemption to SEC Rule 15c3-3 to clear all transactions with and for customers on a fully disclosed basis with a clearing broker, and to promptly transmit all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

Blue Creek Securities, LLC Assertions:

We confirm, to the best of our knowledge and belief, that:

1. Blue Creek Securities, LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2014.

2. Blue Creek Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2014 without exception.

_____
Robert C. Mayes, CEO

_____
Alan Bagwell, CFO/FINOP



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2015

Board of Directors and Member
BLUE CREEK SECURITIES, LLC.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BLUE CREEK SECURITIES, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BLUE CREEK SECURITIES, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) BLUE CREEK SECURITIES, LLC. stated that BLUE CREEK SECURITIES, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. BLUE CREEK SECURITIES, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BLUE CREEK SECURITIES, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, Texas

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EEPB 27th Year PC

CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 24, 2015

Board of Directors and Member
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2014, which were agreed to by BLUE CREEK SECURITIES, LLC ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, check copies, and bank statements noting no differences;

2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of **DFK** International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33 REV 7-10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33 REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

```
18*18**********2400****************MIXED AADC 220
022990   FINRA   DEC
BLUE CREEK SECURITIES LLC
100 CHURCH ST SW STE 500
HUNTSVILLE AL 35801-4956
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Bagwell 256-704-5111

2. A General Assessment (item 2e from page 2) $ 256.92

B. Less payment made with SIPC-6 filed (exclude interest) (137.47)
July 28, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 119.45

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 119.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 119.45

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Blue Creek Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __10__ day of __February__ 20_15_.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1
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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 693,332

2b Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities

(7) Net loss from securities in investment accounts

Total additions | 0

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | 574,379

(2) Revenues from commodity transactions

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 2,845

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

Interest Income, Revenue Sharing Investment Company, FINRA Membership Rebate | 13,337

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) | 0

Total deductions | 590,561

2d SIPC Net Operating Revenues | $ 102,771

2e General Assessment @ .0025 | $ 256.92

(to page 1, line 2.A.)

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